Sub-Item 77D: Policies with respect to security investments

The Hartford Floating Rate Fund

Investment Objective:  The Fund seeks a high level of current income with capital appreciation as a secondary objective.

The Hartford Short Duration Fund

Investment Objective:  The Fund seeks to provide current income and long-term total return.

Principal Investment Strategy:  The Fund seeks its goal by investing in securities that the sub-adviser, Hartford Investment Management Company (“Hartford Investment Management”), considers to be attractive from a yield perspective while considering total return.  The Fund normally invests at least 80% of its total assets in “investment grade” securities.  The Fund may invest up to 15% of its total assets in bank loans or loan participation interests in secured or unsecured variable, fixed or floating rate loans to U.S. and foreign corporations, partnerships and other entities.  The Fund may invest up to 25% of its total assets in securities of foreign issuers, and may trade securities actively.  The Fund may invest up to 5% of its total assets in dollar-denominated investment grade securities of issuers located in countries with emerging economies or securities markets.
Hartford Investment Management uses what is sometimes referred to as a top-down analysis to determine which sectors or industries may benefit or be harmed from current and future changes in the economy.  Hartford Investment Management then selects individual securities to buy or sell from selected sectors and industries that, from a yield perspective, appear either attractive or unattractive.  For individual securities, Hartford Investment Management assesses such factors as a company’s business environment, balance sheet, income statement, anticipated earnings and management team, and security structure.
Bonds in which the Fund invests include, but are not limited to, (1) securities issued or guaranteed as to principal or interest by the U.S. Government, its agencies or instrumentalities; (2) non-convertible and convertible debt securities issued or guaranteed by U.S. corporations or other issuers (including foreign issuers); (3) asset-backed and mortgage-related securities, including collateralized mortgage obligations; (4) securities and loans issued or guaranteed as to principal or interest by a foreign issuer, including supranational entities such as development banks, non-U.S. corporations, banks or bank holding companies, or other foreign issuers; and (5) commercial mortgage-backed securities.
”Investment grade” quality means securities that are rated at the time of purchase within the four highest categories assigned by Moody’s (“Aaa”, “Aa”, “A” or “Baa”) or S&P (“AAA”, “AA”, “A” or “BBB”) or Fitch (“AAA”, “AA”, “A” or “BBB”) or are unrated securities that are judged by Hartford Investment Management to be of comparable quality to securities rated within these four highest categories.  The Fund normally will maintain an average credit quality that is equivalent to at least “Baa3” by Moody’s and a dollar weighted average duration and average maturity of less than 3 years.  Duration is a measure of the sensitivity of a fixed income security’s price to changes in interest rates.  The measure incorporates a bond’s yield, coupon and final maturity.  The longer a security’s duration, the more sensitive it will generally be to changes in interest rates.  Similarly, a fund with a longer average duration will generally be more sensitive to changes in interest rates than a fund with a shorter average duration.  For example, a U.S. Treasury security with a duration of 2 years can be expected to change in price by approximately 2% for every 100 basis point change in the yield of the security.

The Hartford Small/Mid Cap Equity Fund
Principal Investment Strategy: Under normal circumstances, the Fund invests at least 80% of its assets in common stocks of small-capitalization and mid-capitalization companies.  The Fund may invest up to 20% of its assets in securities of foreign issuers and non-dollar securities, and may trade securities actively.  The sub-adviser, Hartford Investment Management Company (“Hartford Investment Management”), uses a quantitative multifactor approach to bottom-up stock selection, utilizing a broad set of individual fundamental stock characteristics to model each stock’s relative attractiveness, with a focus on those factors that have been demonstrated historically to drive market returns.
The Fund defines small-capitalization and mid-capitalization companies as companies with market capitalizations within the range of companies in the Russell 2500 Index.  As of December 31, 2009, the market capitalization of companies included in the Russell 2500 Index ranged from approximately $13 million to $11 billion.
These characteristics include factors designed to describe a company’s business, its valuation, investors’ response to the company and the company’s management behavior and earnings quality.  The fundamentals used may vary by industry sector. Hartford Investment Management frequently and consistently measures the characteristics of every stock in the eligible universe and incorporates these measurements in a rigorous, repeatable process that considers both volatility and correlations.

The Hartford Tax-Free National Fund

Investment Objective:  The Fund seeks to provide current income exempt from federal income tax with capital appreciation as a secondary objective.